UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Aggregate Price	Aggregate Offering	Amount of
Securities To Be Registered	Registered	Per Unit	Price	Registration Fee
Notes offered hereby	$1,030,000.00	100.00%	$1,030,000.00	$40.48(1)

(1) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $43,566.99 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333–140456, of which this pricing supplement is a part. After giving effect to the $40.48 registration fee for this offering, $43,526.51 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 154 dated January 23, 2008
To Prospectus Supplement and Prospectus dated February 5, 2007 and

Product Supplement No. 1 dated April 12, 2007	Filed pursuant to Rule 424(b)(3)

Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Registration Statement No. 333-140456

Natixis Securities North America Inc.

Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	AAA (negative outlook) (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019

Agent Acting in the Capacity as:	Principal

Coupon Payment Frequency:	Monthly

Trade Date:	January 23, 2008

Original Issue Date:	January 25, 2008

Determination Date:	January 21, 2009

Interest Payment Dates:	Interest is paid monthly in arrears on the following dates: February 26, 2008; March 26, 2008; April 25, 2008; May 23, 2008; June 26, 2008; July 25, 2008; August 26, 2008; September 26, 2008; October 24, 2008; November 26, 2008; December 26, 2008 and January 26, 2009.

Final Reference Level:	The closing price of the Reference Shares quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Initial Reference Level:	The reference level of the Reference Shares, as determined by the calculation agent, on the Trade Date.

Redemption Amount:	The Redemption Amount payable on the Maturity Date in respect of each $1,000.00 face amount will be:

• If the closing price of the Reference Shares quoted by the Relevant Exchange has not been below the Knock-In Price on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference

Level on the Determination Date is equal to or greater than the Initial Reference Level, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level.

Denomination/Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the pricing of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/ Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

Additional Information

Unless otherwise stated, all information contained herein on the Reference Shares and on the issuer of the Reference Shares (the Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.

The Reference Shares are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is www.sec.gov.

In addition, information regarding the Reference Issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.

This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding the Reference Issuer from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Issuer in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Issuer are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Shares (and therefore the Initial Reference

Level and the Knock-In Level and Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Issuer could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuer after the date of this pricing supplement.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.

Any historical upward or downward trend in the price of the Reference Shares during any period shown in this pricing supplement is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the Reference Shares. We cannot assure you that the future performance of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this terms supplement.

Hypothetical Returns on the Notes

The tables of hypothetical returns contained in this pricing supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.

The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.

The market price of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this pricing supplement.

Supplemental Information Regarding Taxation in the United States

The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.

Deposit Interest for the notes equals 3.08%. The Put Premium is the Interest Rate minus the Deposit Interest.

In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain.

Please refer to “Taxation in the United States” beginning on page PS-16 of the accompanying product supplement no.1.

Supplemental Plan of Distribution

The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a pricing agreement dated as of the Trade Date between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.

See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.

Description of StatoilHydro ASA

ISIN: US85771P1021
Relevant Exchange: NYSE

According to its publicly available documents, StatoilHydro ASA is an integrated, international oil and gas company. StatoilHydro ASA’s operations focus on the exploration, development and productin of oil and natural gas from the Norwegian Continental Shelf. Information provided to or filed with the SEC by StatoilHydro ASA pusuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-15200

Historical Performance of StatoilHydro ASA

The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2004. We obtained the information in the tables below from Bloomberg without independent verification

Period	High	Low	Period End

2005
First Quarter	$18.550	$14.690	$17.140
Second Quarter	20.300	16.320	20.300
Third Quarter	25.800	20.680	24.690
Fourth Quarter	24.690	20.600	22.960
2006
First Quarter	$28.780	$24.130	$28.480
Second Quarter	34.520	24.490	28.520
Third Quarter	30.450	23.150	23.820
Fourth Quarter	28.180	22.390	26.320
2007
First Quarter	$27.740	$23.710	$27.080
Second Quarter	31.010	26.390	31.010
Third Quarter	34.620	26.010	33.920
Fourth Quarter	35.310	28.790	30.520
2008
First Quarter (through January 22, 2008)	$31.760	$25.770	$26.090

Table of Hypothetical Returns of StatoilHydro ASA

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on an Initial Reference Level of $25.85 and a Knock-In Level of $18.095. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the redemption Amount is paid in cash.

Assumed Closing Price of
Reference Shares on Determination Date	Value of Payment at	12 Monthly Interest
(StatoilHydro ASA)	Maturity	Payments	12 Month Total Return
			$	%

Greater than: 25.85	$1,000.00	$115.00	$1,115.00	11.5000%
$25.85	$1,000.00	$115.00	$1,115.00	11.5000%
$23.27	$1,000.00	$115.00	$1,115.00	11.5000%
$20.68	$1,000.00	$115.00	$1,115.00	11.5000%
$18.11	$1,000.00	$115.00	$1,115.00	11.5000%

In the examples above, the price of the Reference Shares fluctuates over the term of the notes and closes above the Knock-In Level on the Determination Date.

The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date based on an Initial Reference Level of $25.85 and a Knock-In Level of $18.095. In these examples, the Knock-In Level Trigger occurs during the life of the notes.

Assumed Closing Price of
Reference Shares on Determination Date	Value of Payment at		12 Monthly Interest
(Frontier Oil Corporation)	Maturity		Payments	12 Month Total Return
				$	%

Greater than: 25.85	$1,000.00		$115.00	$1,115.00	11.500%
$25.85	$1,000.00		$115.00	$1,115.00	11.500%
$23.27	$900.00	*	$115.00	$1,015.00	1.500%
$20.68	$800.00	*	$115.00	$915.00	−8.500%
$18.10	$700.00	*	$115.00	$815.00	−18.500%
$12.41	$600.00	*	$115.00	$715.00	−28.500%
$10.34	$500.00	*	$115.00	$615.00	−38.500%
$4.96	$400.00	*	$115.00	$515.00	−48.500%
$3.72	$300.00	*	$115.00	$415.00	−58.500%
$0.99	$200.00	*	$115.00	$315.00	−68.500%
$0.50	$100.00	*	$115.00	$215.00	−78.500%
$0.00	$0.00		$115.00	$115.00	−88.500%

*Payable in Reference Shares of StatoilHydro ASA.